Exhibit 99.1

GFL Environmental Inc. Announces Renewal of Share Repurchase Program

VAUGHAN, ON, May 10, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to renew its normal course issuer bid (the “NCIB”) for the 12-month period commencing on May 12, 2023, and ending no later than May 11, 2024. The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative Canadian trading systems, if eligible.

As at March 31, 2023, GFL had 409,803,759 shares outstanding on a diluted basis, including subordinate voting shares, multiple voting shares, preferred shares and after giving effect to dilutive instruments.

The NCIB only relates to subordinate voting shares, of which GFL had 357,342,405 subordinate voting shares issued and outstanding as of May 2, 2023. Under the NCIB, a maximum of 17,867,120 subordinate voting shares (representing 5% of the issued and outstanding shares) may be repurchased by GFL. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled.

“We are renewing our share repurchase program as we believe that, from time to time, the market price of our shares does not reflect the underlying value of our business and growth prospects,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “While our capital allocation plans do not contemplate share repurchases, in the right conditions, we believe that the repurchase of our shares under a share buyback program could be opportunistic and an appropriate and desirable use of our available excess cash on hand.” Mr. Dovigi concluded, “The decision to repurchase any of our shares will be measured against our other organic and inorganic growth opportunities and leverage guidelines and our overall objective of creating long-term value for all of our stakeholders.”

Purchases under the NCIB may be made by means of open market transactions, including through an automatic share purchase plan, privately negotiated transactions or such other means as a securities regulatory authority may permit. In accordance with TSX rules, any daily repurchases would be limited to a maximum of 66,937 subordinate voting shares, which represents 25% of the average daily trading volume on the TSX of 267,751 subordinate voting shares for the period from November 1, 2022 to April 30, 2023. The TSX rules also allow the Company to purchase, once a week, a block of subordinate voting shares not owned by any insiders, which may exceed such daily limit. The maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases. The Company’s previous NCIB authorized the purchase of up to 16,510,694 subordinate voting shares and expires on May 11, 2023. As of the date hereof, the Company has not purchased any of its outstanding subordinate voting shares under this NCIB.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the NCIB and the intended purchase for cancellation of subordinate voting shares of the Company thereunder. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2022 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. Purchases made under the NCIB will be subject to various factors, including GFL’s capital and liquidity positions, debt covenant restrictions, accounting and regulatory considerations, GFL’s financial and operational performance, alternative uses of capital, the trading price of GFL’s subordinate voting shares and general market conditions. The NCIB does not obligate GFL to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time at the Company’s discretion.

For more information:

Patrick Dovigi

+1 905 326-0101
pdovigi@gflenv.com